Exhibit (e)(4)

July 15, 2014

Charles C. Baker

4124 Happy Valley Road

Lafayette, CA 94549

Dear Lanny:

This letter is to confirm our offer of employment with Honeycomb Acquisition, Inc. (to be merged with and into ZipRealty, Inc.) (the “Company”), which following the Merger (as defined in the Merger Agreement), will be a wholly-owned indirect subsidiary of Realogy Group LLC (“Parent”), which in turn is an indirect subsidiary of Realogy Holdings Corp. This offer is being made in connection with, and subject to the consummation of, the acquisition of ZipRealty, Inc. by Parent pursuant to the Agreement and Plan of Merger dated as of July 15, 2014 by and among ZipRealty, Inc., Parent, and Honeycomb Acquisition, Inc. (the “Merger Agreement”).

Terms of Employment

Your title will be Chief Executive Officer of ZipRealty, Inc. You will report to the President and Chief Executive Officer of the Realogy Franchise Group, which following the Merger will be an affiliate of ZipRealty, Inc. (“RFG”). This position is classified as Level 2 in Parent’s job structure. This offer is contingent upon satisfactory background verification, as well as compliance with federal immigration employment law requirements.

Your annualized base salary will be $400,000, prorated for partial years of employment. The base salary is subject to increase in the future. You will participate in the Company’s employee benefit plans on the same basis as other senior executives, subject to the terms and conditions of the applicable plans (which the Company reserves the right to amend or terminate at any time). You and similarly-situated executives do not accrue vacation; however, it is expected that you will be able to take up to 4 weeks off per year (prorated for partial years) pursuant to the Company’s paid time-off policy. Attached is a Confidentiality and Non-Disclosure Agreement which you are required to review, sign and return to me on a date to be determined.

Your target annual bonus will be 50% of your “eligible earnings” (approximately annual base salary), subject to achievement of goals for Level 2 RFG as specified by the Compensation Committee of the board of directors of Realogy Holdings Corp. For 2014 only, “eligible earnings” will be defined as the total base salary actually earned from January 1, 2014 through December 31, 2014 and the Company will guarantee payout of 50% of the targeted bonus amount based on these eligible earnings (which includes base salary actually earned at ZipRealty, Inc. pre-closing).

In addition, you will be recommended for a Realogy Holdings Corp. equity grant, subject to the approval by the Compensation Committee of the board of directors of Realogy Holdings Corp. This equity award will be valued at $1.2 million (using Realogy Holdings Corp.’s standard valuation procedures). 40% of the award will be in the form of time-based stock options and 60% in the form of performance-based restricted shares (with the performance goals to be mutually agreed prior to the closing of the transaction), and the award will include such other terms as determined by the Compensation Committee. Such recommended equity award will be submitted to the Compensation Committee for consideration at its next meeting to review such awards, which generally occurs prior to the quarterly earnings release. You are also eligible to participate in Parent’s annual equity award cycle in accordance with Parent’s equity grant practices for similarly situated employees at the time of grant, subject to the approval of the Compensation Committee of the board of directors of Realogy Holdings Corp. Your acceptance of any Realogy Holdings Corp. equity grants is subject to the execution of all required agreements that may be in effect at the time of grant, including, but not limited to, a post-employment non-solicitation agreement.

By accepting this position, you are representing that: (i) your assumption and performance of the duties with the Company or its affiliates contemplated by this offer letter will not violate or conflict with any agreement, instrument, statute, rule or regulation, or any decree, judgment or order of any court or other governmental authority by which you are bound, and (ii) you are not a party to or bound by any agreement or instrument which would prevent you from performing in any way your duties contemplated by this offer letter, including without limitation any employment agreement, covenant not to compete, covenant not to solicit or hire, separation agreement or confidentiality agreement with any person or entity. You also agree that you shall not, during your employment with the Company, improperly use or disclose to the Company or its affiliates or any of the employees or agents (including sales associates) of the Company or its affiliates any proprietary information or trade secret belonging to any former employer of yours or any other person or entity to which you owe a duty of non-disclosure.

You are eligible for reimbursement for business related expenses, provided such expenses are incurred and submitted in accordance with the Realogy Travel & Expense policy in effect at the time expenses are submitted for payment. You are also eligible for reimbursement for cellular telephone service obtained through Company-approved vendors as per company policy. A laptop computer will be provided to you for business purposes. The laptop hardware and software, as well as any databases created by you during your employment are the property of the Company and must be returned to the Company upon request and/or your separation from the Company. Failure to return Company equipment is considered theft and the Company reserves the right to pursue recovery of equipment in civil or criminal proceedings.

Prior to beginning employment with the Company, you will need to establish your U.S. employment eligibility as well as your identity. Examples of proper identification include a passport, or a valid driver’s license and social security card; alternate acceptable documents are stated on the enclosed list. You will need to bring this identification with you on your first day of employment.

Severance Protection

In connection with the equity award you will receive, if you are terminated by the Company without “Cause” or resign for “Good Reason” and subject to your execution of the Company’s standard general release agreement, you will be eligible to receive severance in the amount of 12 months of base salary. The cash severance shall be paid in either a lump sum or over 12 months in accordance with the Company’s standard payroll policies, as chosen by the Company (provided, that, to the extent such payments are subject to section 409A of the Internal Revenue Code, they shall be paid in the form of installments and, if you are a “specified employee” under section 409A, shall be delayed until six months following your termination to the extent required by section 409A) and is subject to your execution (and nonrecovation) of the Company’s standard release of claims within twenty-one (21) days following your termination of employment.

For purposes hereof:

•	“Cause” means (a) commission of any felony or an act of moral turpitude; (b) engaging in an act of dishonesty or willful misconduct; (c) material breach of your obligations hereunder or under any agreement entered into between you and the Company, Parent or any of their subsidiaries or affiliates; (d) material breach of the Company’s policies or procedures, including but not limited to Realogy’s Code of Ethics or any of the Key Policies of Realogy; or (e) your willful failure to substantially perform your duties as an employee of the Company or any subsidiary or affiliate (other than any such failure resulting from incapacity due to physical or mental illness). A termination will not be for “Cause” pursuant to clause (b), (c), (d) or (e), to the extent such conduct is curable, unless the Company shall have notified you in writing describing such conduct and you shall have failed to cure such conduct within ten (10) business days after the receipt of such written notice.

•	“Good Reason” means a reduction of your annual base salary (but not including any diminution related to a broader compensation reduction that is not limited to any particular employee or executive); provided, however, that such reduction shall not constitute Good Reason unless you shall have notified the Company in writing describing such reduction within thirty (30) business days of its initial occurrence and then only if the Company shall have failed to cure such reduction within thirty (30) business days after the Company’s receipt of such written notice.

Miscellaneous

You hereby agree that your current employment agreement and change of control agreement with ZipRealty, Inc. will terminate at Closing and be superseded hereby.

Please indicate your acceptance of this offer by signing and bringing it with all completed paperwork from the enclosed checklist, including the completed W-4, I-9 and Realogy Personal Data Form, on your first day of employment.

The Company and Parent may unilaterally increase, decrease, adjust or revise sales assignments, territories, quotas, performance categories, targets, credits or debits, bonus amounts, or any other provisions affecting measurement or compensation of participants for any reason, at any time, with our without notice to Participants. Additionally, regardless of cause, the Company reserves the right to recover any payment made in error or as a result of late, incomplete or incorrect information at the time of payment.

You acknowledge that in the course of your employment you will have access to information of a nature not generally disclosed to the public and that such information is unique and valuable to the Company. You therefore agree to keep confidential and not disclose to anyone at any time, whether during or after your employment, any Company confidential or proprietary information, including all franchise sales training, Company business and strategic plans, financial details, regional sales plans, franchise acquisition strategies or candidates, operating procedures, potential franchise candidates, terms of any financing made available generally to franchise candidates or to specific candidates, and any other business terms of any potential franchise, franchise offerings, manuals, contracts, current and prospective client and supplier lists, and all other documentation, business knowledge, data, material, property and developments related to the Company, regardless of whether possessed or developed by you in the course of your employment, and whether or not designated as confidential or proprietary by the Company.

Employment with the Company is at will, and either you or the Company may terminate employment at any time, with or without cause. In addition, by signing this letter, you acknowledge that this letter sets forth the entire agreement between you and the Company, regarding your employment with the Company, and fully supersedes any prior agreements or understandings, whether written or oral. The Company reserves the right to rescind this offer based on information obtained prior to or conduct engaged in by you prior to the commencement of your services as Chief Executive Officer of the Company as set forth in this letter.

This letter agreement shall be governed by the laws of the State of New Jersey, without regard to principles of conflicts of law. Any lawsuits shall be brought solely in federal district court in New Jersey (or, if subject matter jurisdiction is not available, in New Jersey state court).

Please indicate your acceptance of this offer by signing the enclosed copy of this letter and Confidentiality and Non-Disclosure Agreement.

We are very happy to have you as part of the Realogy team! If there is anything further we can do to assist you, please do not hesitate to contact me.

Regards,

/s/ Tanya Reu

Tanya Reu,

Senior Vice President, Human Resources

Understood and accepted:

/s/ Charles C. Baker	15 July 2014
NAME Charles C. Baker	Date

CC: MANAGER, HR

CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT

THIS CONFIDENTIALITY AND NONDISCLOSURE AGREEMENT (this “Agreement”) is made effective as of July 15, 2014, (and subject to the occurrence of the Merger, as defined below) by and between Realogy Group LLC (together with its parents, affiliates, subsidiaries, divisions, successors and assigns (hereinafter collectively referred to as the “Company”), with offices at 175 Park Avenue, Madison, New Jersey and Charles C. Baker, a prospective employee of the Company (hereinafter “Employee”).

WHEREAS, the Company is a global provider of real estate and relocation services company serving real estate companies, corporations and financial institutions in support of residential and commercial real estate transactions. The Company employs people primarily to engage in the marketing, sale and support of franchise license agreements.

WHEREAS, by offer letter of July 15, 2014 herewith the Company has offered employment to Employee, subject to the consummation of the acquisition of ZipRealty Inc. by a subsidiary of Realogy Group LLC (the “Merger”) pursuant to the Agreement and Plan of Merger dated as of July 15, 2014 by and among ZipRealty, Inc., Realogy Group LLC and Honeycomb Acquisition, Inc.; and

WHEREAS, in connection with work performed by Employee on behalf of the Company, it may be necessary for the Company and/or its clients and customers (collectively, the “Company”) to disclose to Employee certain documentation and information which the Company considers proprietary and confidential, including but not limited to: franchise sales training, market research, customer or prospect correspondence whether on paper or in electronic or other form, broker business plans, Company business and strategic plans, financial data, regional sales plans, personal broker information, franchise acquisition strategies or candidates, contract or license expiration dates, renewal targets or candidates, operating procedures, potential franchise candidates, terms of any financing made available generally to franchise candidates or to specific candidates, and any other business terms of any potential franchise, franchise offerings, reports, manuals, contracts, current and prospective client and supplier lists, and all other documentation, business knowledge, data, material, property and developments related to the Company, regardless of whether possessed or developed by you in the course of your employment or obtained from a customer, prospect, supplier, or employee whether or not designated as confidential or proprietary by the Company (hereinafter “Confidential Information”); and

WHEREAS, both parties understand the desire that such documentation and information be maintained in confidence, that it shall be used only for the Company’s business purposes and shall not be used in any way in competition with the Company’s business purposes, and that any disclosure or competing use thereof would cause irreparable harm to the Company; and

NOW, THEREFORE, in consideration of the foregoing, including, but not limited to, the Company’s employment of Employee, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee hereby covenant and agree as follows:

1. In addition to the Confidential Information identified above, the Company may from time to time furnish to Employee financial, technical, legal, marketing, or other proprietary or confidential reports, analyses, records, pricing information, data, computer programs, systems or output, information, or other material relating to the Company and/or work done for its clients and customers, in oral, written or other format, developed by the Company and/or others, which the Company deems and Employee should consider proprietary and confidential to, and of independent economic value to, the Company, actual or potential, regardless whether otherwise protectable under any law, and regardless of protections, lack of markings or dissemination (collectively, the “Company Confidential Information”).

2. Employee agrees that, during the term of Employee’s employment with the Company and thereafter, all Company Confidential Information shall be treated as proprietary and confidential to the Company. Furthermore, Employee agrees that, except in furtherance of the Company’s business, Employee will not disclose or permit disclosure of such Company Confidential Information to any third party unless and until Employee has obtained the prior written consent of the Company (which may be conditioned upon such third party’s execution of an agreement similar to this one as well as other factors). Without limitation to Employee’s obligations, Employee agrees to safeguard all Company Confidential Information in accordance with the Realogy Information Management Policy, as well as the applicable information management and protection provisions of the Code of Ethics and Key Polices. As a condition to such Company Confidential Information being furnished to Employee, during the term of Employee’s employment with the Company and thereafter, Employee agrees to treat any Company Confidential Information concerning the Company (whether prepared by the Company, its advisors or otherwise, irrespective of the form of communication) which is furnished to Employee in accordance with the provisions of this Agreement and to take or abstain from taking certain other actions hereinafter set forth. Employee further agrees that no such Company Confidential Information will be knowingly or negligently misappropriated or used by Employee for his/her own benefit or for the benefit of others except upon the written agreement of the Company and Employee as to the use of such Company Confidential Information. In no event will Employee knowingly or willfully permit Company Confidential Information to be used by any person in competition with or to the detriment of the Company. In addition to the foregoing, in the event that the Company Confidential Information contains any personally identifiable information of the Company’s (and/or its affiliated entities’) employees, clients or customers, Employee agrees to comply at all times with, and maintain and safeguard such information in accordance with, (i) the Company’s (and/or its affiliated entities’) then-current privacy policies and procedures, and (ii) any and all applicable privacy laws, regulations, statutes, and guidelines.

3. Employee agrees to assist the Company in obtaining, securing, maintaining, preserving any protections and patents, copyrights, trademarks or design right in and to Company Confidential Information or other information or data that Employee has accessed during employment with the Company, even where such information or data was created, conceived, or designed by Employee solely or jointly with other employees of the Company. It is further understood and agreed that all written documentation and all work done or prepared by Employee during his employment (the “Works”) with the Company shall be deemed as “work made for hire” for the Company under the United States Copyright Laws (17 U.S.C. Section 101, and any amendments thereto) and ownership of all such Works shall be held at all time by the Company. If for any reason the Works are held not to be “work made for hire,” Employee hereby assigns all its right, title and interest in and to the Works to the Company.

4. All Company Confidential Information transmitted or disclosed hereunder will be and remain the property of the Company and the Company may notify Employee in writing that all such Company Confidential Information and any copies thereof shall be returned to the Company. Promptly upon request from the Company, Employee shall redeliver to the Company all tangible Company Confidential Information, and any other tangible material containing, prepared on the basis of, or reflecting any information in the Company Confidential Information, (whether prepared by the parties, their advisors or otherwise), including all reports, analyses, compilations, studies and other materials containing or based on the Company Confidential Information, or reflecting the review of, or interest in, the Company’s business, and will not retain any copies, extracts or other reproductions in whole or in part of such Company Confidential Information.

5. In acknowledging the unique and proprietary nature of the Company Confidential Information, the parties further understand and agree that money damages may not be a sufficient remedy for any breach of this Agreement by Employee and that the Company may suffer great and irreparable injury as a consequence of such breach; therefore, the Company shall be entitled to seek equitable relief, including injunction and specific performance as a remedy for such breach. The Company may seek a court order or injunction without further notice to protect the confidentiality of its information and to halt any unauthorized disclosure thereof. Such remedies shall not be deemed to be exclusive remedies for a breach by Employee but shall be in addition to all other remedies provided hereunder or available at law or equity to the Company.

6. If Employee is served with a subpoena or other process requiring the production or disclosure of Company Confidential Information, then the Employee, before complying with such subpoena or other process, shall immediately notify the Company of same and permit the Company a reasonable period of time to intervene and contest disclosure or production. Employee will cooperate in seeking, performing and enforcing a protective order for the Company Confidential Information.

7. The Employee may not assign or otherwise transfer any of his rights or obligations under this Agreement to any third party without the prior written consent of the Company. No permitted assignment shall relieve the Employee of his obligations hereunder with respect to Company Confidential Information disclosed prior to the assignment. Any assignment in violation of this Section shall be null and void.

8. THIS AGREEMENT DOES NOT MODIFY OR ALTER, IN ANY WAY THE AT-WILL NATURE OF EMPLOYEE’S EMPLOYMENT. EMPLOYEE’S EMPLOYMENT IS AT-WILL, WHICH MEANS THAT EITHER EMPLOYEE OR COMPANY CAN TERMINATE THE EMPLOYMENT RELATIONSHIP AT ANY TIME, FOR ANY LAWFUL REASON, WITH OR WITHOUT NOTICE. THE AT-WILL NATURE OF SUCH EMPLOYMENT CAN ONLY BE MODIFIED BY A WRITING SIGNED BY THE COMPANY’S PRESIDENT OR GENERAL COUNSEL.

9. With the exception of the letter from the Company offering employment to the Employee which is being presented to Employee on given date, this Agreement constitutes the entire agreement and understanding of the parties on the subject matter hereof and supersedes all prior communications, agreements, and understandings, whether written or oral, relating thereto. This Agreement may be modified only by further written agreement signed by each of the parties hereto. This Agreement will be governed in all respects by the laws of the State of New Jersey.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date indicated above.

REALOGY GROUP LLC		EMPLOYEE

By:	/s/ David J. Weaving	By:	/s/ Charles C. Baker
Name:	David J. Weaving	Name:	Charles C. Baker
Title:	EVP/CAO	Title:	15 July 2014